AA
6/25

U 08031770

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
JUN 20 2008
Washington, DC
106

PROCESSED
JUN 26 2008
THOMSON REUTERS

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 52351

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Consultiva Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

273 Ponce de Leon Ave; Suite 1201
(No. and Street)

San Juan (City) PR (State) 00917 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pedro Serralles 787-763-5868
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevane Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

33 Bolivia St. (Address) San Juan (City) PR (State) 00917 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PEDRO J. SERRALLES IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONSULTIVA SECURITIES INC, as of 16 JUNE, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Pedro J. Serralles IV
Signature

CEO/COO
Title

Affidavit # 1849

Wanda G. Miranda Cruz
Notary Public

WANDA GISELLE MIRANDA CRUZ
ABOGADA NOTARIO

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINRA

Financial Industry Regulatory Authority

Via First Class U.S. Mail and Certified Mail # 7006 2760 0002 9993 2343

May 30, 2008

Mr. Pedro Serralles IV, CEO
Consultiva Securities, Inc
273 Ponce de Leon Avenue
Suite 1201
San Juan, PR 00917

SEC Mail
Mail Processing
Section
JUN 20 2008
Washington, DC
106

RE: Annual Audit Deficiency
Consultiva Securities, Inc
CRD No. 103818

Dear Mr. Serralles:

This acknowledges receipt of your December 31, 2007 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(e)(1)(ii). The report as submitted appears deficient in that it did not contain the following:

- An Oath or Affirmation (Signed by duly authorized officer, general partner, or proprietor of member firm; and notarized) pursuant to SEC Rule 17a-5(e)(2). FINRA received a photocopy of this page, however an original signature is required.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T.* We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Procedural Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience. Failure to respond with this request may result in disciplinary action.

Please respond to this matter by **June 20, 2008**. If you have any questions, please contact Lisa Reid, Associate Principal Examiner at (561) 443-8061.

Sincerely,

Manly A. Ray/mg

Manly A. Ray
Examination Manager

Lisa Reid Authorized extension until June 27, 2008

6/16/2008

see attached

MAR/mg

Enclosure: Form X-17A-5 Part III Facing Page

END